PLYMOUTH ROCK TECHNOLOGIES LAUNCHES NEXT GENERATION SHOE SCANNING SYSTEM FOR AIRPORTS, PRISONS AND SECURITY CHECKPOINTS

Plymouth, Massachusetts - December 3, 2019 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", or the "Company") a leader in the development of cutting edge threat detection technologies, announced today the launch of its new SS1 Shoe-Scanner.

The PRT Shoe Scanner is a floor-mounted 3D imaging system that uses harmless millimeter wave imaging techniques combined with artificial intelligence to inspect footwear without the need for removal by the wearer.

The advanced technologies employed in PRT's Shoe Scanner will scan and detect weaponry, explosive substances, compounds, or electronics concealed in shoes and other footwear at airports and other public and private venues. After extensive testing, 3D images produced from the scanner are compelling, and believed to be far in advance of any other existing technology designed for this purpose.

"The commercial release of the SSI for testing by industry members and technology partners is a key milestone for the strategic direction and value foundation for Plymouth Rock," stated Dana Wheeler, President and CEO.

With various commercial applications, the Shoe Scanner can also detect and highlight irregular modifications that have been made to the structure of the shoe. The effort and motive for someone to modify a shoe to secretly accommodate materials or items are usually in the pursuit of an illegal or malevolent outcome.

In June 2019, the United States Department of Homeland Security (DHS) Science and Technology Directorate (S&T) prioritized the mission of bringing shoe scanner technology to security checkpoints. In order to assist and meet this call, PRT's technical team have been working on several proprietary aspects of the Shoe Scanner.

NEW PATENT FILED

Plymouth Rock has also filed a US Patent application for its "Ellipsoidal" scanning technique.  Following months of research and preparation, Plymouth Rock Technologies, has applied for patent protection of its "Ellipsoidal" scanning technique that will be used in the next generation shoe scanning system, SS1.

The ellipsoidal scanning technique will provide better performance with shorter scan times, higher sensitivity and reduced false alarms, but also a more efficient production protocol and therefore less expensive system to manufacture.

PRT is a strategic member of the National Safe Skies Alliance, an organization funded by the FAA. Our immediate and primary focus is to collaborate with the United States DHS on this program as well as pursue other strategic partnerships with federal agencies and industry organizations. In parallel, PRT is pursuing the license rights of the technology from global defense and airport security manufacturers.

The SS1 Shoe Scanner was recently featured at the International Security Conference and Exposition at the Javits Center in New York City November 20th and 21st.  https://www.isceast.com

About Plymouth Rock Technologies Inc.

The Company is developing the next generation of threat detection solutions, with state-of-the-art technological advancements. Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater "stand-off" distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, none intrusive screening of crowds in real time.

Plymouth Rock's core technologies include: (1) A Millimeter-wave Remote Imaging from Airborne Drone ("MIRIAD"); (2) A compact millimeter-wave radar system for scanning shoe's ("Shoe-Scanner"); and (3) Wi-Fi radar techniques for lawful threat detection screening in Wi-Fi enabled zones in buildings and places, such as airports, shopping malls, schools and sports venues ("Wi-Ti" - Wireless Threat Indication).

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-603-300-7933
info@plyrotech.com

Investor Information:
Tasso Baras
+1-778-477-6990

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